As Filed with the Securities and Exchange Commission
November 25, 1996

                                                        File No. 70-

                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549



                                     FORM U-1
                            APPLICATION AND DECLARATION
                                    UNDER THE
                    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                              Unitil Corporation
                              6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                   (Name of company filing this statement and
                      address of principal executive offices)

                               UNITIL CORPORATION

                     (Name of top registered holding company
                      parent of each applicant or declarant)

                                 Gail A. Siart
                      Treasurer and Chief Financial Officer
                              Unitil Corporation
                              6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                     (Name and address of agent for service)


                  The Commission is requested to mail copies of
                    all orders, notices and communications to:

                            Sheri E. Bloomberg, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                             125 West 55th Street
                         New York, New York 10019-5389



Item 1.    DESCRIPTION OF PROPOSED TRANSACTIONS

     Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby applies for the approval of the Securities and Exchange Commission (the "Commission") under Sections 6(a) and 7 of the
Act for the issuance of up to an additional 100,000 shares of its no par value common stock ("Common Stock") under its Dividend Reinvestment and Stock Purchase Plan ("DRIP").

     Pursuant to the Commission's order dated November 16, 1992, (HCAR No. 25677), Unitil was authorized to, among other things, issue up to an aggregate of 76,827 shares of its Common Stock under the DRIP. Pursuant to the Commission's order dated October 6, 1992, (HCAR No. 25648), Unitil was authorized to, among other things, issue up to an aggregate of 63,314 shares of its Common Stock under the DRIP as the result of a two-for-one common stock split. Since the DRIP became effective, Unitil had issued 20,690 shares pursuant to the DRIP, before becoming a registered holding company. Overall, Unitil has issued a total of 135,419 shares under the DRIP since its inception. The shares available for issuance under the DRIP have come from authorized but unissued common shares, although the DRIP provides that Unitil may elect to purchase shares on the open market. Shares are issued quarterly: 7,382 shares were issued on August 15, 1996, and 8,021 shares were issued on November 15, 1996, pursuant to the DRIP. Unitil requests authorization for the issuance of additional shares under the DRIP on substantially the same terms as previously authorized.

     Participants in the DRIP may (i) have cash dividends on all or part of their common shares automatically reinvested at a 5% discount from current market prices and/or (ii) invest optional cash payments ranging from $25 to $5,000 per calendar year at current market prices, whether or not dividends are being reinvested. Employees of Unitil and its subsidiaries who are eligible to participate have the additional option of utilizing payroll deductions in the place of making direct cash payments. No commission or service charge is paid by participants in connection with purchases under the Plan. Current market prices are the average of the high and low prices reported by the American Stock Exchange during each of the last 5 trading days ending with the date of the dividend.

     Neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transaction will have, any interest in any "exempt wholesale generator" or "foreign utility company", as those terms are are defined in Sections 32 and 33 of the Act, respectively. Moreover, neither Unitil nor any of its subsidiaries presently have or will have any rights under a service, sales or construction contract with any such entity except in accordance with the rules and regulations promulgated by the Commission with respect thereto. All aplicable requirements of Rule 53(a) - (c), 17 C.F.R. SS250.53(a), (b) and (c) are satisfied as required by Rule 54.
_________________________

1 Holders of shares of Common Stock issued pursuant to Unitil's tax-deferred savings and investment plans are eligible to participate in the DRIP.





     The issuance of shares through the DRIP will be pursuant to a Registration Statement on Form S-3, a draft of which is attached as Exhibit C-1.


Item 2.          FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of Unitil expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:


        Filing fees   ....................................       $       *

        Registration fees  ...............................       $       *

        Legal fees   .....................................       $       *

        Exchanging, printing
         and engraving of
         stock certificates   ............................       $       *

        Miscellaneous   ..................................       $       *

        Total    .........................................       $       *


*       To be filed by amendment.


Item 3.	APPLICABLE STATUTORY PROVISIONS

     Sections 6 and 7 of the Act are directly applicable to the proposed issuance and sale of shares through the DRIP as well as the proposed issuance and sale of shares through optional cash payments under the DRIP. Unitil requests that this declaration be allowed to become effective under Section 7 of the Act for the respective maximum numbers of shares described in Item 1 above to be issued pursuant to the DRIP.

Item 4.	REGULATORY APPROVALS

     No commission, other than this Commission, has jurisdiction over any of the proposed transactions described in this Post-Effective Amendment.

Item 5.        PROCEDURE

     It is requested that the Commission issue and publish no later than December 13, 1996, the requisite notice under Rule 23 with respect to the filing of this Declaration, such notice to specify a date not later than January 7, 1997, as the date after which an order granting and permitting this Declaration to become effective may be entered by the Commission and that the Commission enter not later than January 10, 1997, an appropriate order granting and permitting this Declaration to become effective.

     Unitil respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.


Item 6.      EXHIBITS AND FINANCIAL STATEMENTS

a)	Exhibits

C-1	Draft Registration Statement on Form S-3

F-1	Opinion of Counsel
         (to be filed by amendment)

F-2	'Past Tense' Opinion of Counsel
          (to be filed by amendment)

G-1	Proposed Form of Public Notice


b)      Financial Statements

1.	Consolidated Condensed Statements of Earnings -- Three and
        Nine Months Ended September 30, 1996

2.	Consolidated Condensed Balance Sheet -- September 30, 1996

3.	Consolidated Statements of Cash Flows -- Nine Months Ended
        September 30, 1996

4.	Notes to Consolidated Condensed Financial Statements


Item 7.         INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this application and declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. None of the transactions that are the subject of this application will result in changes in the operation of the company that will have an impact on the environment. The company is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions which are the subject of this application.




                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                                Unitil Corporation


                                                By:   /s/ Gail A. Siart



Date: November 25, 1996




Exhibit C-1     Draft Registration Statement on Form S-3
				Registration No.

                      SECURITIES AND EXCHANGE COMMISSION
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              Unitil Corporation
            (Exact name of registrant as specified in its charter)

                                 New Hampshire
        (State or other jurisdiction of incorporation or organization)

                                  02-0381573
                   (I.R.S. Employer Identification No.)

                    6 Liberty Lane West, Hampton, N.H. 03842
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Gail A. Siart
                         Vice President and Treasurer
                              Unitil Corporation
                              6 Liberty Lane West
                              Hampton, N.H. 03842
                                 (603)772-0775
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                    Copy to:

                                  David Balabon
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                                260 Franklin Street
                                  Boston, MA 02110

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / X /

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following box. /   /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  /   /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  /   /

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.  /   /



                      CALCULATION OF REGISTRATION FEE


                                   Proposed      Proposed
Title of each                      maximum       maximum
 class of                          offering     aggregate         Amount of
securities to     Amount to be     price per     offering        registration
be registered      registered        unit         price              fee

Common Stock.      100,000
no par value       shares         $XX.XX (1)   $X,XXX,XXX..00(1)   $XXX.00 (1)



(1) Estimated solely for purposes of calculating the registration fee and based, in accordance with Rule 457(b) of the General Rules and Regulations under the Securities Act of 1933, upon the last reported sales price of Unitil Corporation Common Stock on the American Stock Exchange on January 1X, 1997 ($XX.XX) .








                     PROSPECTUS DATED JANUARY XX, 1997

                             Unitil Corporation

                 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

                                Common Stock
                               (No Par Value)

     The Dividend Reinvestment and Stock Purchase Plan (the "Plan") of Unitil Corporation (the "Company") provides participants in the Plan with a convenient and economical method for investing cash dividends paid on the Company's Common Stock and cash payments in additional shares of the Company's Common Stock without payment of any brokerage commission or service charge.

     Holders of the Company's Common Stock who elect to participate in the Plan may:

   - Have cash dividends on all or part of their shares automatically reinvested in shares of Common Stock at a 5% discount from current market prices.

   - Invest optional cash payments ranging from $25 to $5,000 per calendar quarter at current market prices, whether or not dividends are being reinvested.

     Employees of the Company and its subsidiaries who are eligible to participate have the additional option of utilizing payroll deductions ranging from $25 to $5,000 per calendar quarter to purchase shares of Common Stock of the Company at current market prices, provided that no more than a total of $5,000 in payroll deductions and optional payments is invested by a participating employee in any calendar quarter.

     The price of shares of Common Stock purchased for participants in the Plan with reinvested dividends on their Common Stock will be 95% of the average of the daily averages of the high and low sales prices for such Stock as published in the Eastern Edition of The Wall Street-Journal report on the American Stock Exchange -- Composite Transactions for the last five trading days on which the Company's Common Stock was traded immediately preceding the dividend payment date. The price of shares of Common Stock purchased with optional cash payments, including payroll deductions, will be 100% of such average. No purchases will be made at a price below book value.

     Dividends on Common Stock and optional cash payments (including payroll deductions) will be invested quarterly on the dividend payment dates, which currently are on or about the fifteenth day of February, May, August and November.

     This Prospectus relates to 100,000 authorized and unissued shares of Common Stock of the Company. This Prospectus contains a summary of the material provisions of the Plan and, therefore, should be retained for future reference.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                          AVAILABLE INFORMATION


     The Company is subject to the informational, requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Certain information, as of particular dates, concerning directors and officers of the Company, their remuneration and certain other benefits, its principal holders of securities and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to common shareholders of the Company and filed with the SEC. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549; as well as the following Regional Offices: Chicago Regional Office, 219 South Dearborn Street, Chicago, Illinois 60604; and New York Regional Office, 75 Park Place, New York, New York 10278. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically at http://www.sec.gov. The Common Stock of the Company is listed on the American Stock Exchange (symbol: UTL) where reports, proxy statements and other information concerning the Company can also be inspected.

     The Company has filed with the SEC a registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement.

             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents and information heretofore filed with the Commission are incorporated by reference in this Prospectus:

1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed pursuant to the 1934 Act.

2. The Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 filed pursuant to the 1934 Act.

3. The Company's definitive proxy statement dated March 18, 1996 in connection with its 1996 annual meeting of common shareholders filed pursuant to the 1934 Act.

4. The description of Common Stock contained in the Company's Registration Statement on Form 8-A dated February 6, 1985, filed pursuant to the 1934 Act.

     All documents filed by the Company pursuant to Section 13, 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of this offering of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such a statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents and information incorporated herein by reference (except for exhibits to such documents or information, unless such exhibits are specifically incorporated by reference into such documents or information) may be obtained without charge upon the written or oral request of any person, including any beneficial owner, to whom this Prospectus is delivered. Requests for such copies should be directed to: Shareholder Relations, Unitil Corporation, 6 Liberty Lane West, Hampton, New Hampshire 03842-1720.

     Telephone requests and inquiries should be directed to Shareholder Relations, 800/999-6501.


                                THE COMPANY

     The Company, incorporated in New Hampshire in 1984, is a registered public utility holding company, and therefore subject to the regulations of the Public Utility Holding Company Act of 1935, as amended. The Company's retail distribution subsidiaries serve approximately 100,000 electric and gas customers in New Hampshire and Massachusetts. These subsidiaries include Concord Electric Company and Exeter & Hampton Electric Company, which serve electric customers in central and southeastern New Hampshire, respectively; and Fitchburg Gas and Electric Light Company, which serves electric and gas customers in north-central Massachusetts. Further, the other subsidiaries of the Company include: Unitil Power Corp., which supplies wholesale power and transmission services to its two New Hampshire retail distribution affiliates; Unitil Realty Corp., which owns real estate in support of the utility business of its affiliates; Unitil Service Corp., which provides centralized support services to the various Unitil affiliates; and Unitil Resources, Inc. which provides consulting and other services on energy related matters to non-affiliates, including power brokering, financial, accounting, regulatory and related operational services. Unitil Resources is also authorized to engage in wholesale energy marketing and energy brokering, as well as retail power marketing within the structure of Industry Restructuring Programs within New Hampshire and Massachusetts.

     The Company's principal executive office is located at 6 Liberty Lane West, Hampton, New Hampshire 03842-1720; telephone number (603) 772-0775.


                        DESCRIPTION OF THE PLAN

     Following is a description of the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan").

PURPOSE

1.      What is the purpose of the Plan?

        The purpose of the Plan is to provide participants with a convenient and economical way of investing cash dividends paid on shares of Common Stock of the Company, as well as cash payments, in additional shares of Common Stock without payment of any brokerage commission or service charge. Shares of Common Stock purchased under the Plan by participants will be acquired directly from the Company. The Company plans to use the proceeds from the sale of Common Stock pursuant to the Plan for the payment of obligations of the Company and for other corporate purposes.

ADVANTAGES

2.      What are the advantages of the Plan?

        The Plan offers participants the opportunity to reinvest dividends paid on Common Stock at a 5% discount from current market prices. Participants may (i) automatically reinvest all or part of the cash dividends paid on their shares of Common Stock, or (ii) continue to receive their full cash dividends on shares registered in their names and invest at current market prices by making optional cash payments of between $25 and $5,000 in any additional quarter, or (iii) both reinvest their cash dividends and make optional cash payments. Participants are not required to pay any commission or service charge in connection with purchases under the Plan. Full investment of funds is possible under the Plan because the Plan permits fractional shares, as well as full shares, to be credited to participants' accounts. In addition, dividends in respect of such fractional shares, as well as full shares, will be credited to participants' accounts. Participants will avoid the cumbersome safekeeping of certificates for shares credited to their accounts under the Plan. Regular statements of account will provide each participant with a record of each transaction.

ADMINISTRATION

3.      Who administers the Plan for participants?

        The First National Bank of Boston (the "Agent") will be responsible for administering the Plan. Its duties will include purchasing all shares of Common Stock for each Participant, crediting those purchases to each Participant's Plan Account, maintaining all records of such purchases, holding the purchases shares (unless otherwise instructed in writing), and sending quarterly statements of account to each participant in the Plan. All communications to the Agent should be directed to the following address and telephone number:

                        The First National Bank of Boston
                        UTL Dividend Reinvestment Plan
                        c/o:
                             Boston Equiserve, L.P.
                             Mail Stop 45-02-64
                             P.O. Box 644
                             Boston, MA  02102-0644

                             within Massachusetts:           617/575-3100
                             outside Massachusetts:          800/736-3001


PARTICIPATION

4.      Who is eligible to participate in the Plan?

        All holders of record of shares of the Company's Common Stock are eligible to participate directly in the Plan. Further, an employee of the Company or its subsidiaries who holds shares of Common Stock of the Company through their participation in the Company's Tax Deferred Savings and Investment Plan is eligible to participate in the Plan.


PARTICIPATION BY SHAREHOLDERS

5.      How does a shareholder participate?

        A shareholder may join the Plan at any time by completing and signing the Authorization Form and returning it to the Agent. An Authorization Form may be obtained at any time by request to the Agent at the address or telephone number shown in the answer to Question 3. An Authorization Form may also be obtained by request from the Company. Those shareholders who do not wish to participate in the Plan will continue to receive dividends when and as declared.

        In certain situations, a shareholder may have shares registered in more than one name, or in more than one account. In this case, the shareholder will receive an Authorization Form for each registration. The shareholder has the choice of signing and returning any or all of the Authorization Forms, but dividends will be reinvested only for those shares in those accounts for which an Authorization Form is signed and returned.

6.      When will dividends be invested?

        Cash dividends on the Company's Common Stock are generally payable on or about the fifteenth day of February, May, August and November each year. The respective investment dates for these dividends will be the dividend payment dates.

        If the Authorization Form signed by a shareholder entitled to a dividend is received by the Agent on or before the record date for a particular dividend payment, that dividend will be used to purchase additional shares of Common Stock for the shareholder on the next Investment Date. If the Authorization Form is received by the Agent after the record date for a particular dividend payment, then the reinvestment of dividends will not be made until the next applicable Investment Date. Generally the record date is approximately two weeks before a particular cash dividend payment date. (See answer to Questions 10 and 11 for information concerning the investment of optional cash payments and payroll deductions.)

7.      What does the shareholder Authorization Form provide?

        The Authorization Form allows each shareholder to decide the extent to which he wants to participate in the Plan. By checking the appropriate box on the Authorization Form, a shareholder may indicate whether he wants to:

   - reinvest the dividends on all of the shares of Common Stock registered in his name as well as on all the shares credited to his account under the Plan; the participant may also invest by making optional cash payments;

   - reinvest the dividends on a portion of the shares of Common Stock registered in his name as well as on the shares credited to his account under the Plan; the participant may also invest by making optional cash payments; or

   - participate in the Plan by making optional cash payments only, in which case the Agent will continue to pay cash dividends on all shares of Common Stock registered in the name of the shareholder as well as on any shares, and fractions thereof, credited to his account under the Plan.

        If an Authorization Form is returned to the Agent without one of the boxes checked, or without signature, it will be returned to the shareholder for completion.


OPTIONAL CASH PAYMENTS

8.      How does the cash payment option work?

        Participants who have submitted a signed Authorization Form on which they have checked the appropriate box are eligible to make optional cash payments, whether or not they have authorized the reinvestment of dividends. The Agent will apply any optional cash payments received from participants to the purchase of Common Stock for the account of such participant on the next succeeding quarterly Investment Date.

        If a participant chooses to participate by making optional cash payments only, the Company will continue to pay cash dividends when and as declared on any shares registered in the participant's name, plus full and fractional shares credited to his Plan account, and the Agent will apply any optional cash payments received from the participant to the purchase of additional shares of Common Stock for the participant's account.

        An initial optional cash payment may be made by a participant when enrolling by enclosing a check with the Authorization Form. Checks should be made payable to The First National Bank of Boston and returned along with the Authorization Form. Thereafter, optional cash payments may be invested by the use of the cash payment form attached to the statement of account sent to participants by the Agent.

9.      What are the limitations on making optional cash payments?

        The option to make cash payments is available to each participant at any time if he checks the appropriate box on the Authorization Form. Optional cash payments by a participant cannot exceed a total of $5,000 per calendar quarter. A minimum cash payment of $25 per calendar quarter is required to exercise this option. The same amount of money need not be sent each quarter and there is no obligation to make an optional cash payment each quarter.

10.     When will optional cash payments received by the Agent be invested?

        Optional cash payments will be invested quarterly as of the Common Stock dividend payment dates, which currently are on or about the fifteenth day of February, May, August and November. Optional cash payments must be received by the Agent at least five business days prior to an Investment Date. Any funds held by the Agent will be returned upon the written request of a participant if such request is received by the Agent at least two business days before an Investment Date. Any optional cash payments received in excess of $5,000 per calendar quarter will be returned by the Agent to the participant. Any funds received by the Agent less than five days prior to the Investment Date will be held and invested on the next quarterly Investment Date. Any funds received too late for investment in the current quarter will be returned upon the written request of a participant. No interest will be paid by the Company or the Agent on optional cash payments.


OPTIONAL CASH PAYMENTS THROUGH PAYROLL DEDUCTIONS

11. How do employees of the Company or a subsidiary elect to participate through payroll deductions?

        Employees who are shareholders of record and/or hold shares of Common Stock of the Company through their participation in the Company's Tax Deferred Savings and Investment Plan also can participate through payroll deductions by completing the Payroll Deduction Authorization Form which authorizes the Company or a subsidiary to deduct any amount specified by the employee, between $25 and $5,000 per calendar quarter, from their regular paycheck. The Agent will invest the accumulated payroll deductions in Common Stock on each Investment Date. If the employee has made optional cash payments in any quarter which in addition to the payroll deductions during such quarter exceed $5,000, the Agent will return to the employee the excess received over $5,000.

        In order to commence payroll deductions, the Payroll Deduction Authorization Form must be received by the employing company two weeks before the first day of the month in which the employee wishes to commence deductions. An employee for whom payroll deductions have already been commenced may change the amount of his deductions by submitting a new Payroll Deduction Authorization Form, or other appropriate form, which may be obtained from the employing company, two weeks before the first day of the month in which the employee wishes to have the amount changed. All deductions made not later than the last day of the last full payroll period ending in the month prior to an Investment Date will be invested as of such Investment Date. All deductions made after the last day of the last full payroll period ending in the month prior to an Investment Date will be held by the Company, a subsidiary or the Agent and invested on the next succeeding Investment Date. No interest will be paid by the Company, a subsidiary or the Agent on any payroll deductions.

PURCHASES

12.     How many shares of Common Stock will be purchased for participants?

        The number of shares to be purchased depends on the amount of the participant's dividends being reinvested, including dividends on shares credited to the participants account under the Plan, the amount of any optional cash payments (including payroll deductions) and the purchase price of shares of Common Stock on the applicable Investment Date. Each participant's account will be credited with that number of shares, including fractions computed to three decimal places, equal to the total amount to be invested divided by the applicable purchase price.

13. What will be the price of shares of Common Stock purchased under the Plan?

        The price of shares of Common Stock purchased for participants in the Plan with dividends paid on Common Stock, including dividends on the shares of Common Stock credited to the participant's account under the Plan, will be 95% of the average of the daily averages of the high and low sales prices for such Stock as published in the Eastern Edition of The Wall Street Journal report on the American Stock Exchange -- Composite Transactions for the last five trading days on which the Company's Common Stock was traded immediately preceding the applicable Investment Date. The price of shares of Common Stock purchased with optional cash payments, including payroll deductions, will be 100% of such average. No purchases of Common Stock will be made at a price below book value. For example, if book value is $14 and the average of the daily averages of the high and low sales prices for the last five trading days on which the Company's Common Stock was traded immediately preceding the applicable Investment Date is below $14.50, no dividends on shares of Common Stock will be reinvested, since 95% of such average is below $14. Optional cash payments will be applied to the purchase of shares of Common Stock providing such average is not below book value.

        If the applicable pricing formula for a purchase results in a price below book value, the dividends or optional cash payments (including payroll deductions) will be paid or returned, as the case may be, directly to the participants by check with an explanatory note.

14.     May I have dividends on shares held in the Plan sent directly to me?

        Participants who elect to have all or part of their dividends reinvested may not have the dividends on their shares held in the Plan sent directly to then. The purpose of the Plan is to provide participants with a convenient method of purchasing shares of Common Stock and having the dividends on those shares reinvested. Accordingly, dividends paid on shares held in the Plan for participants who elect to reinvest all or part of their dividends will be automatically reinvested in additional shares of Common Stock. Participants making optional cash payments only will have all cash dividends paid to them.

        Participants in the Plan never pay a brokerage fee or service charge in connection with any purchase of shares for their account under the Plan.
A participant may, of course, receive certificates for full shares accumulated in his account under the Plan at any time by sending a written request to

                        The First National Bank of Boston
                        UTL Dividend Reinvestment Plan
                        c/o
                            Boston Equiserve, L.P.
                            P.O. Box 644
                            Mail Stop: 45-02-64
                            Boston, MA      02102-0644.

        When certificates are issued to the participant, future dividends on these shares will be treated in accordance with the participant's instructions as indicated by his Authorization Form.

COSTS

15. Are there any expenses to participants in connection with purchases under the Plan?

        No. There are no service charges. All costs of administration of the Plan are paid by the Company. However, certain charges may be incurred by the participant in the event that he requests certificates for shares held under the Plan be registered and issued in names of others or if he withdraws from the Plan as described in the answers to Questions 19 and 22.

REPORTS TO PARTICIPANTS

16.     How will participants be advised of their purchases of stock?

        Participants will receive a Statement of Account, generally at the end of the month in which the Investment Date occurs. This statement shows the number of shares of Common Stock credited to a participant's account through the reinvestment of dividends or optional cash purchases on the Investment Date, the fair market value of the Common Stock on the Investment Date, the total number of shares purchased by a participant pursuant to the Plan to date for the calendar year in which the Investment Date occurs, as well as the total number of shares held in the participant's account as of the Investment Date. All pertinent information for each calendar year will be set forth on the November Investment Date statement which participants will receive prior to the end of the applicable year and which should be retained for tax purposes. In addition, each participant will receive copies of each Prospectus prepared for the Plan, the same communications sent to every other holder of the Company's Common Stock, including quarterly reports, annual reports, notices of shareholders' meetings and proxy statements, and income tax information for reporting dividends paid.

DIVIDENDS

17. How will participants be credited with dividends on shares held in their account under the Plan?

        The Company pays dividends, when and as declared, to the record holders of all its shares of Common Stock. As the record holder for participants, the Agent will receive dividends for all shares credited to participants' accounts on the record date. It will credit such dividends to participants on the basis of full and fractional shares held in their accounts and will reinvest such dividends in additional shares (or distribute such dividends to shareholders who participate by optional cash payments only).

CERTIFICATES FOR SHARES

18.     Will stock certificates be issued for shares of Common Stock purchased?

        Normally certificates for shares of Common Stock purchased under the Plan will not be issued to participants. The number of shares credited to an account under the Plan will be shown on the participant's statement of account. This additional service protects against loss, theft, or destruction of stock certificates.

        Certificates for any number of shares up to the number of full shares credited to an account under the Plan will be issued upon written request of a participant who wishes to remain in the Plan. This request should be mailed to:

                        The First National Bank of Boston
                        UTL Dividend Reinvestment Plan
                        c/o
                            Boston Equiserve, L.P.
                            P.O. Box 644
                            Mail Stop: 45-02-64
                            Boston, MA 02102-0644

        Any remaining full shares and fractional share will continue to be credited to the participant's account. Shares credited to the account of a participant under the Plan may not be pledged. A participant who wishes to pledge such shares must make a written request to the Agent that certificates for such shares be issued in his name. Certificates for fractional shares will not be issued under any circumstances.

19. In whose name will accounts be maintained and certificates be registered when issued?

        Accounts for participants will be maintained by the Agent in the participants' names as shown on the Company's records at the time the participants enter the Plan. When issued, certificates for full shares will be registered in the account name.

        Upon written request to the Agent, certificates also can be registered and issued in names other than the account name subject to compliance with any applicable laws and the payment by the participant of any applicable taxes, provided that the certificate or stock power bears the signature of the participant and the signature is Medallion guaranteed by a brokerage firm or a financial institution that is a member of a Stock Transfer Association approved Medallion program, such as STAMP, SEMP or MSP with an official medallion imprint.

CHANGING METHOD OF PARTICIPATION AND WITHDRAWAL

20.     How does a participant change his method of participation?

        A participant may change his method of participation at any time by completing a new Authorization Form and returning it to the Agent. A new Authorization Form may be obtained by verbal or written request to:

                        The First National Bank of Boston
                        UTL Dividend Reinvestment Plan
                        c/o
                            Boston Equiserve, L.P.
                            P.O. Box 644
                            Mail Stop: 45-02-64
                            Boston, MA 02102-0644

                            within Massachusetts:           617/575-2900
                            outside Massachusetts:          800/736-3001

21.     May a participant withdraw from the Plan?

        Yes. The Plan is entirely voluntary and a participant may withdraw at any time. If the request to withdraw is received by the Agent on or before any record date for a dividend on Common Stock, the amount of the dividend and any optional cash payment, including payroll deductions, which otherwise would have been invested on the Investment Date relating to such record date will be paid as soon as practicable to the withdrawing participant. Thereafter all dividends will be paid in cash to the shareholder.

22.     How does a participant withdraw from or re-enroll in the Plan?

        In order to withdraw from the Plan, a participant must notify the Agent in writing that he wishes to withdraw. Written notice should be addressed to:

                                The First National Bank of Boston
				UTL Dividend Reinvestment Plan
				c/o
                                    Boston Equiserve, L.P.
                                    P.O. Box 644
                                    Mail Stop: 45-02-64
                                    Boston, MA 02102-0644

        When a participant withdraws from the Plan, or upon termination of the Plan by the Company, certificates for whole shares credited to his account under the Plan will be issued and a cash payment will be made for any fractional share at the price determined in the manner described in the answer to Question 24.

        Upon his withdrawal from the Plan, the participant may, if he desires, request that all of the shares, both full and fractional, credited to his account in the Plan be sold. If he requests that his shares be sold, the sale will be made by the Agent in the market within ten trading days after receipt of the request. The participant will receive the proceeds of the sale less any brokerage commission and transfer tax.

        Generally, a shareholder or eligible employee may elect to re-enroll in the Plan at any time, simply by following the same procedures described in the answer to Question 5. However, the Company reserves the right to reject any Authorization Form from a previous participant on grounds of excessive enrollment and termination of participation in the Plan. Such reservation is intended to minimize unnecessary administrative expense and to encourage use of the Plan as a long-term shareholder investment service.

23. How does an employee participating through payroll deductions withdraw from the Plan?

        In addition to the withdrawal request sent to the Agent, a participating employee who has elected payroll deductions must notify the employing company in writing to discontinue the payroll deductions sufficiently in advance of the employee's next paycheck to allow processing. When the notice is so received, no further payroll deductions will be made and the accumulated amount withheld will be paid to the employee in cash.

24. What happens to a fraction of a share when a participant withdraws from the Plan or the Plan is terminated?

        When a participant withdraws from the Plan, a cash adjustment representing any fractional share will be mailed directly to the participant. The cash payment will be based on the closing market price of the Common Stock on the same day (or, if no trading in the Common Stock occurred on such day, on the next preceding day on which the Common Stock of the Company was traded) the withdrawal request is received by the Agent or the Plan is terminated, as the case may be, as published in the Eastern Edition of The Wall Street Journal report on the American Stock Exchange -- Composite Transactions.

25. May a participant terminate his participation through payroll deductions and still remain in the Plan?

        Yes. A participant who terminates his payroll deductions may leave his shares in the Plan. The participant may also continue to make optional cash payments directly to the Agent.

OTHER INFORMATION AND TAX CONSIDERATIONS

26. What happens when a participant sells or transfers all of the shares registered in his name?

        If a participant disposes of all shares of Common Stock registered in his name, the Agent will, unless otherwise instructed by the participant, continue to reinvest the dividends on the shares credited to his account under the Plan. The participant may continue to invest through optional cash payments. However, if a participant has only a fractional share of stock credited to his account under the Plan on the record date for any cash dividend on the Common Stock, the Company reserves the right not to reinvest any additional dividends on such fractional shares. If the Company exercises this right, the participant will receive a cash adjustment representing such fractional share plus the amount of the cash dividend on such fractional share. The cash payment for the fractional share will be based on the closing price of the Common Stock described in the answer to Question 24 on the applicable Investment Date for the cash dividend.

        If a participant who has only a portion of his dividends reinvested pursuant to the Plan disposes of shares of Common Stock, to the extent that he has registered in his name fewer shares than the number indicated on his Authorization Form as the shares for which dividends are to be reinvested, the Company will send to the Agent and the Agent will reinvest dividends on all shares registered in the participant's name as well as those credited to his account under the Plan.

27. If the Company were to sell additional shares of Common Stock through a rights offering, how would the rights on Plan shares be handled?

        In a rights offering, the participant would receive rights based upon his shares held of record and full shares credited to his account under the Plan.

28.     What happens if the Company declares a stock split?

        Any split shares distributed by the Company on shares credited to the account of a participant under the Plan will be added to the participant's account. Split shares distributed on shares held directly by participants will be mailed to such participants in the same manner as to shareholders who are not participating in the Plan.

29. How will a participant's shares held under the Plan be voted at meetings of shareholders?

        If shares registered in the name of a participant in the Plan are voted by him on any matter submitted to a meeting of shareholders, the Agent will vote any full shares held in the participant's account under the Plan in accordance with the participant's proxy for the shares registered in his name. If no shares are registered in a participant's name, full shares credited to the account of a participant under the Plan will be voted in accordance with instructions of the participant given on an instruction form which will be furnished to the participant. If the participant desires to vote in person at the meeting, a proxy for full shares credited to his account under the Plan may be obtained upon written request received by the Agent at least 15 days before the meeting.

        If no instructions are received on a returned proxy card or instruction form, properly signed, with respect to any item thereon, all of a participant's full shares - those registered in his name, if any, and those credited to his account under the Plan - will be voted in the same manner as for non-participating shareholders who return proxies and do not provide instructions, that is, in accordance with the recommendations of the Company's management. If the proxy card or instruction form is not returned or if it is returned unsigned, none of the participant's shares will be voted unless the participant votes in person. Fractional shares cannot be voted.

30. What are the Federal income tax consequences of participation in the Plan?

        THE FOLLOWING IS A SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE PLAN. SINCE THIS IS ONLY A SUMMARY OF THE TAX CONSEQUENCES, AND SINCE STATE, LOCAL AND OTHER TAX LAWS VARY, A SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN.


Reinvested Dividends

        Under Internal Revenue Service rulings, dividends which are reinvested by a participant under the Plan will be treated, for Federal income tax purposes, as having been received by the participant in the form of a stock distribution rather than as a cash dividend. A participant whose dividends are reinvested will, therefore, be treated as having received as a dividend an amount equal to the fair market value of the shares acquired by him through such reinvestment. That value will be based on 100% of the mean of the highest and lowest prices for the Company's Common Stock on the American Stock Exchange on the Investment Date or on the last preceding day on which the Company's Common Stock was traded if no shares were traded on the Investment Date, and not on the discounted price at which such shares are credited to a participant's account under the Plan.

        For example, if $100 of dividends were to be reinvested for a participant's account under the Plan, he would receive shares with a fair market value on the Investment Date of $105.26. Accordingly, he would be treated, for Federal income tax purposes, as having received a taxable stock distribution in the amount of $105.26, and that amount would be taxable as ordinary income.

Optional Cash Payments

        There is no taxable amount for optional cash investments at the time of investment. The tax basis of shares purchased with optional cash payments will be equal to the price paid for such shares.

Cash Distributions including a Return-of Capital

        Generally, cash distributions to shareholders in respect of their Common Stock are treated as dividends and are subject to Federal income tax to the extent of the Company's "earnings and profits". To the extent that a distribution is not fully supported by earnings and profits, it is deemed to be a return of capital. A return of capital reduces the shareholder's basis in his shares of Common Stock. To the extent that basis is reduced, no gain is recognized. However, to the extent that the return of capital allocable to any share exceeds the shareholder's basis in the share, that portion of the distribution is treated as capital gain.

General

        A participant will not realize any taxable income solely as a result of receiving a certificate for whole shares already credited to his account under the Plan, either upon request for certain of those shares or upon withdrawal from or termination of the Plan.

        A participant will recognize a gain or loss when shares are sold, whether such sale is pursuant to his request upon his withdrawal from the Plan or takes place after withdrawal from or termination of the Plan. A participant will also recognize a gain or a loss when he receives a cash payment for a fraction of a share. In either event, the amount of the gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis thereof.

        Form 1099 sent by the Agent to each participant annually will indicate the total amount of dividends paid to the participant. A participant's holding period for shares acquired pursuant to the Plan will begin on the day following the applicable Investment Date.

        A corporate recipient of dividends reinvested may be entitled to a dividends-received deduction allowed by Section 243 of the Code, subject to certain Code limitations. However, if such corporate recipient is subject to the alternative minimum tax, a portion of its dividends-received deduction may be treated as an adjustment under the adjusted current earnings adjustment of Section 56(g) of the Code.

31. What provision is made for foreign shareholders subject to income tax withholding or other shareholders subject to back-up withholding?

        In the case of both foreign shareholders who elect to have their dividends reinvested and whose dividends are subject to United States income tax withholding, and other shareholders who elect to have their dividends reinvested and who are subject to "back-up" withholding under Section 3406(a)(1) of the Code, the Agent will invest in shares of Common Stock an amount equal to the dividends of such participants less the amount of tax required to be withheld. The quarterly statements confirming purchases made for such participants will indicate the net payment reinvested.

        Under Section 3406(a)(1) of the Code, the Company is required to withhold for United States income tax purposes 31% of all dividend payments to a shareholder of the Company, if (i) such shareholder has failed to furnish to the Company his taxpayer identification number ("TIN"), which for an individual is his social security number, (ii) the Internal Revenue Service (the "Service") has notified the Company that the TIN furnished by the shareholder is incorrect, (iii) the Service notifies the Company that back-up withholding should be commenced because the shareholder has failed to properly report interest or dividends or (iv) the shareholder has failed to certify, under penalties of perjury, that he is not subject to back-up withholding. Shareholders have previously been requested by the Company or their broker to submit all information and certifications required in order to exempt then from back-up withholding if such exemption is available to them. Foreign shareholders who elect to make optional cash payments only will continue to receive cash dividends on shares registered in their names in the same manner as if they were not participating in the Plan. Optional cash payments received from them must be in United States dollars and will be invested in the same way as payments from other participants.

32.     May the Plan be changed or discontinued?

        While the company intends at the present time to continue the Plan indefinitely, the Company reserves the right to amend, suspend, modify or terminate the Plan at any time. Notice of any such amendment, suspension, modification or termination will be sent to participants. The Agent reserves the right to resign at any time upon reasonable notice to the Company in writing. The Company reserves the right to elect and appoint at any time a new agent, including itself or its nominee, to administer the Plan.

33. What are the responsibilities of the Company and the Agent under the Plan?

        The Company and the Agent administering the Plan will not be liable for any act done or omitted in good faith including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death prior to receipt of notice in writing of such death.

        Each participant should recognize that neither the Company nor the Agent can assure him of a profit or protect him against a loss on the shares purchased by him under the Plan.


34.     Who interprets and regulates the Plan?

        The Company reserves the right to interpret and regulate the Plan as may be necessary or desirable in connection with the operation of the Plan.

                              USE OF PROCEEDS

        The Company cannot predict the number of shares of Common Stock covered by this Prospectus which will be sold or the exact prices at which they will be sold. The proceeds of any sales will be used for the payment of obligations of the Company and for other corporate purposes.

                               LEGAL OPINIONS

        The validity of the additional shares of Common Stock to be issued pursuant to the Plan will be passed upon for the Company by Messrs. LeBoeuf, Lamb, Greene & MacRae, L.L.P., 125 West 55th Street, New York, New York 10019-5389.

                                  EXPERTS

        The Consolidated financial statements of the Company and its subsidiaries included in its annual report on Form 10-K for the fiscal year ended December 31, 1995, which are incorporated herein by reference, have been examined, to the extent indicated in their reports, by Grant Thornton, independent certified public accountants. The financial statements are incorporated herein by reference in reliance upon the opinions of that firm and upon the authority of that firm as experts in accounting and auditing.


DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

        Section 293A:5 of the New Hampshire Revised Statutes, as amended, grants a New Hampshire corporation the power, in certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against expenses incurred by him in connection with the action, suit or proceeding.

        The Company's By-Laws contain a provision indemnifying the Company's past and present officers and directors from and against any and all claims, liabilities and expenses to which they may be or become subject, other than an action by or in the right of the Company, by reason of their being or having been an officer or director of the Company or by reason of their alleged acts or omissions as an officer or director of the Company, except (i) with respect to matters as to which any such officer or director shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the company; (ii) with respect to any criminal proceeding, unless such officer or director had no reasonable cause to believe his conduct was unlawful; or (iii) where the Company is required or has undertaken to submit to a court of appropriate jurisdiction the question of whether or not indemnification by it is against public policy and it has been finally adjudicated that such indemnification is against public policy, provided that prior to any such final adjudication the Company may settle and compromise any such claims and liabilities and pay such expenses if, in the judgment of a majority of those members of the Board of Directors who are not directly involved in such matter, such settlement and compromise is in the best interest of the Company and, based upon a written opinion of counsel to the Company, such officer or director has not acted in a manner that would prohibit indemnification.

        lnsofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.






     Neither the delivery of this Prospectus
nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This
Prospectus does not constitute an offer by the Company to sell securities in any state to any person to whom it is unlawful for the Company to make such offer in such state.
This Prospectus relates only to the Common
Stock offered hereby and is not to be relied upon in connection with the purchase or sale of any other securities of the Company.

	TABLE OF CONTENTS

Available Information

Incorporation of Certain Documents
	by Reference

The Company

Description of the Plan
	Purpose
	Advantages
	Administration
	Participation
	Participation by Shareholders
	Optional Cash Payments
        Optional Cash Payments Through Payroll Deductions
	Purchases
	Costs
	Reports to Participants
	Dividends
	Certificates for Shares
        Changing Method of Participation and Withdrawal
        Other Information and Tax Considerations

Use of Proceeds

Legal Opinions

Experts

Disclosure of Commission Position on Indemnification for Securities Act Liabilities


PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

                Item                                      Amount

                Legal Fees                                   *
                Accounting Fees                              *
                Printing Expenses                            *
                Listing Fees                                 *
                Distribution Expenses                        *

                     Total                                $  *

               * To be completed for actual filing.


Item 15.  Indemnification of Directors and Officers.

          The information previously supplied in response to Item 19 of the Company's Registration Statement on Form S-8 (File No. 33-24436) is incorporated by reference.

Item 16.  Exhibits.

Exhibit No:	Description of Exhibit 			Reference

     4       The Articles of Incorporation and
               By-Laws of the Company               Incorporated by reference
                                                     to Exhibits 3.1 and 3.2
                                                     to the Registrant's
                                                     Registration Statement on
                                                     Form S-14, No. 2-93769.

     5       Opinion of LeBoeuf, Lamb,
              Greene & MacRae, L.L.P.                Filed herewith.

     24.1    Consent of LeBoeuf, Lamb,
              Greene & MacRae, L.L.P.                Filed herewith.

     24.2    Consent of Grant Thornton               Filed herewith.

     25      Powers of Attorney                      See Signature Page.


Item 17.  Undertakings.

(a)	The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	    to include any prospectus required by Section 10(a)(3) of the
        Securities Act of 1933;

(ii)	   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end or the estimated maximum offering range may be reflected in the form or prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the registration statement;

(iii)	  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
        Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or Amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Hampton, State of New Hampshire, on this XXth day of January, 1997.

                                        Unitil Corporation
                                           (Registrant)

                                        By  /s/  Gail A. Siart
                                                Gail A. Siart
                                           Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment thereto has been signed below by the following persons in the capacities and on the dates indicated:

  Signature                         Capacity                   Date

   /s/ Peter J. Stulgis            Principal Executive     January XX, 1997
     Peter J. Stulgis              Officer; Director
   (Chairman of the Board)

   /s/ Michael J. Dalton           Principal Operating     January XX, 1997
     Michael J. Dalton             Officer; Director
      (President)

   /s/ Charles H. Tenney II        Director                January XX, 1997
     Charles H. Tenney II

   /s/ G. Arnold Haynes            Director                January XX, 1997
     G. Arnold Haynes

   /s/ Douglas K. Macdonald        Director                January XX, 1997
     Douglas K. Macdonald

   /s/ J. Parker Rice, Jr.         Director                January XX, 1997
     J. Parker Rice, Jr.

   /s/ Charles H. Tenney III       Director                January XX, 1997
     Charles H. Tenney III

   /s/ William W. Treat            Director                January XX, 1997
     William W. Treat

   /s/ W. William VanderWolk, Jr.  Director                January XX, 1997
     W. William VanderWolk, Jr.

   /s/ Joan D. Wheeler             Director                January XX, 1997
     Joan D. Wheeler

   /s/ Franklin Wyman, Jr.         Director                January XX, 1997
     Franklin Wyman, Jr.


Exhibit G-1	Proposed Form of Public Notice



SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-     )

Filings Under the Public Utility Holding Company Act of 1935 ____________, 1996
Unitil Corporation (7O-       )

	Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby applies for the approval of the Securities and Exchange Commission (the "Commission") under Sections 6(a) and 7 of the
Act for the issuance of up to an additional 100,000 shares of its no par value common stock ("Common Stock") under its Dividend Reinvestment and Stock Purchase Plan ("DRIP").

        Pursuant to the Commission's order dated November 16, 1992, (HCAR No. 25677), Unitil was authorized to, among other things, issue up to an aggregate of 76,827 shares of it's Common Stock under the DRIP. Unitil had previously issued 23,173 shares pursuant to the DRIP, prior to registration under the Act. In addition, pursuant to the Commission's order dated October 6, 1992, (HCAR No. 25648), Unitil was authorized to, among other things, issue up to an aggregate of 63,314 shares of it's Common Stock under the DRIP as a result of Unitil's 2-for-1 Common Stock split on November 20, 1992. Overall, Unitil has issued a total of 151,461 shares under the DRIP since it's inception, and a total of 128,288 shares since becoming a registered holding company. The shares available for issuance under the DRIP have come from authorized but unissued common shares, although the DRIP provides that Unitil may elect to purchase shares on the open market. Unitil proposes to issue and sell up to an additional 100,000 shares of its authorized Common Stock pursuant to its DRIP.

        Participants in the reinvestment plan may have cash dividends on all or part of their common shares automatically reinvested at a 5% discount from current market prices and/or invest optional cash payments ranging from $25 to $5,000 per year at current market prices whether or not dividends are being reinvested. Employees of Unitil and its subsidiaries who are eligible to participate have the additional option of utilizing payroll reductions in the place of making direct cash payments. No commission or service charge is paid by participants in connection with purchases under the plan. Unitil requests authorization for the issuance of an additional 100,000 shares under the DRIP.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.



Financial Statements	Page 1 of 6

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF EARNINGS
(UNAUDITED)

                                Three Months Ended       Nine Months Ended
                                   September 30,           September 30,
                                       1996                    1996
Operating Revenues:
 Electric                            $39,101,212             $112,148,628
 Gas                                   3,284,853               14,986,474
 Other                                     7,500                   37,927
                                      ----------              -----------
  Total Operating Revenues            42,393,565              127,173,029
Operating Expenses:
 Fuel and Purchased Power             26,686,015               75,663,636
 Gas Purchased for Resale              2,394,395                9,549,829
 Operating and Maintenance             6,025,177               18,233,160
 Depreciation                          1,723,618                5,024,333
 Amort. of Cost of
     Abandoned Properties                542,262                1,446,977
 Provisions for Taxes:
   Local Property and Other            1,249,066                3,822,024
   Federal and State Income              678,077                3,311,296
                                      ----------              -----------
      Total Operating Expenses        39,298,610              117,051,255
                                      ----------              -----------
Operating Income                       3,094,955               10,121,774
    Non-Operating (Income) Expense         8,175                 (634,546)
                                      ----------              -----------
Income Before Interest Expense         3,086,780               10,756,320
   Interest Expense, Net               1,568,798                4,445,446
                                      ----------              -----------
Net Income                             1,517,982                6,310,874
 Less Dividends on Preferred Stock        67,307                  204,922
                                      ----------              -----------
Net Income Applicable
    to Common Stock                   $1,450,675               $6,105,952

Average Common Shares Outstanding      4,361,641                4,346,768

Earnings Per Share of Common Stock         $0.33                    $1.40

Dividends Declared per Share
   of Common Stock (Note 1)                $0.33                    $1.32




Financial Statements	Page 2 of 6


UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                September 30,
                                                    1996
ASSETS:

Utility Plant:
  Electric                                      $155,617,076
  Gas                                             28,089,232
  Common                                           7,787,699
  Construction Work in Progress                   12,500,635
                                                 -----------
Total Utility Plant                              203,994,642
   Less:  Accumulated Depreciation                63,549,814
                                                 -----------
Net Utility Plant                                140,444,828

Other Property & Investments                          42,448

  Cash                                             2,670,888
  Accounts Receivable - Less Allowance
    for Doubtful Accounts of $676,843
    $584,988 and $622,596                         14,297,301
  Materials and Supplies                           2,671,346
  Prepayments                                        614,399
  Accrued Revenue                                  5,326,016
                                                  ----------
      Total Current Assets                        25,579,950

Deferred Assets:
  Debt Issuance Costs                                842,819
  Cost of Abandoned Properties                    25,807,814
  Prepaid Pension Costs                            7,277,514
  Other Deferred Assets                           23,739,263
                                                  ----------
      Total Deferred Assets                       57,667,410
                                                 -----------
TOTAL                                           $223,734,636




Financial Statements	Page 3 of 6


UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                September 30,
                                                     1996
CAPITALIZATION AND LIABILITIES:

Capitalization:

Common Stock Equity                              $65,330,456
Preferred Stock,
  Non-Redeemable, Non-Cumulative                     225,000
Preferred Stock,
  Redeemable, Cumulative                           3,665,900
Long-Term Debt, Less Current Portion              61,022,000
                                                 -----------
      Total Capitalization                       130,243,356

Capitalized Leases, Less Current Portion           3,221,226

Current Liabilities:
  Long-Term Debt, Current Portion                  1,294,000
  Short-Term Debt                                 11,600,000
  Accounts Payable                                16,549,819
  Dividends Declared and Payable                   1,670,588
  Refundable Customer Deposits                     1,797,560
  Taxes Accrued                                      226,748
  Interest Accrued                                 1,497,470
  Capitalized Leases, Current Portion              1,165,117
  Accrued and Other Current Liabilities            3,378,991
                                                  ----------
      Total Current Liabilities                   39,180,293

Deferred Liabilities:
  Investment Tax Credits                           1,655,906
  Other Deferred Liabilities                       8,707,323
                                                  ----------
    Total Deferred Liabilities                    10,363,229

Deferred Income Taxes                             40,726,532
                                                 -----------
TOTAL                                           $223,734,636





Financial Statements	Page 4 of 6

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

                                                Nine Months Ended
                                                  September 30,
                                                       1996
Net Cash Flow from Operating Activities:
  Net Income                                        $6,310,874
  Adjustments to Reconcile Net
      Income to Net Cash
    Provided by Operating Activities:
     Depreciation and Amortization                   6,471,310
     Deferred Taxes                                    382,361
     Amortization of Investment Tax Credit            (147,915)
     Provision of Doubtful Accounts                    702,615
     Amortization of Debt Issuance Costs                42,439
     (Gain) Loss on Taking of Land and Building       (875,000)
  Changes in Assets and Liabilities:
   (Increase) Decrease in:
     Accounts Receivable                               (68,216)
     Materials and Supplies                           (395,481)
     Prepayments and Prepaid Pension                  (768,093)
     Accrued Revenue                                (2,748,301)
   Increase (Decrease) in:
     Accounts Payable                                1,984,744
     Refundable Customer Deposits                     (440,291)
     Taxes and Interest Accrued                         81,746
     Other, Net                                       (247,368)
                                                    ----------
      Net Cash Provided by Operating Activities     10,285,424
Net Cash Flows from  Investing Activities:
     Acquisition of Property, Plant and Equip.     (15,338,235)
     Proceeds from Taking of Land & Building           875,000
                                                    ----------
      Net Cash Used in Investing Activities        (14,463,235)
Cash Flows from Financing Activities:
     Net (Decrease) in Short-Term Debt               8,900,000
     Net (Decrease) in Long-Term Debt               (1,189,000)
     Dividends Paid                                 (4,448,572)
     Issuance of Common Stock                          866,666
     Retirement of Preferred Stock                    (108,000)
     Repayment of  Capital Lease Obligations          (570,326)
                                                     ---------
      Net Cash Flows from Financing Activities       3,450,768
                                                     ---------
Net  Increase (Decrease) in Cash                      (727,043)
Cash at Beginning of  Year                           3,397,931
                                                     ---------
Cash at September 30,                               $2,670,888

Supplemental Cash Flow Information:
  Cash Paid for:
    Interest Paid                                   $4,128,505
    Federal Income Taxes Paid                       $3,032,000
  Non-Cash Financing Activities:
    Capital Leases Incurred                           $481,889




Financial Statements	Page 5 of 6


UNITIL CORPORATION AND SUBSIDIARY COMPANIES
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)


Note 1.		Dividends:

	Four regular quarterly common stock dividends were declared during the nine month periods ended September 30, 1996 and 1995.

	On September 19, 1996, the Company's Board of Directors declared its regular quarterly dividend on the Company's Common Stock of $0.33 per share which is payable on November 15, 1996 to shareholders of record as of November 1, 1996.

        On June 20, 1996, the Company's Board of Directors declared its regular quarterly dividend on the Company's Common Stock of $0.33 per share which was payable on August 15, 1996 to shareholders of record as of August 1, 1996.

        On March 7, 1996, the Company's Board of Directors declared its regular quarterly dividend on the Company's Common Stock of $0.33 per share which was payable on May 15, 1996 to shareholders of record as of May 1, 1996.

        On January 16, 1996, the Company's Board of Directors approved a 3.1% increase to the dividend rate on its common stock. The new regular dividend rate is $0.33 per share and was payable February 15, 1996 to shareholders of record as of February 1, 1996.


Note 2.		Common Stock:

        During the third quarter of 1996, the Company sold 14,263 shares of Common Stock, at an average price of $21.25 per share, in connection with its Dividend Reinvestment and Stock Purchase Plan and its 401(k) plans. Net proceeds of $303,103 were used to reduce short-term borrowings.


Note 3.		Preferred Stock:

        Details on preferred stock at September 30, 1996 are shown below:

                                                September 30,
                                                    1996
Preferred Stock:
  Non-Redeemable, Non-Cumulative,
    6%, $100 Par Value                              $225,000
  Redeemable, Cumulative,
    $100 Par Value:
    8.70% Series                                     215,000
    5% Dividend Series                                91,000
    6% Dividend Series                               168,000
    8.75% Dividend Series                            344,300
    8.25% Dividend Series                            406,000
    5.125% Dividend Series                         1,034,600
    8% Dividend Series                             1,407,000
                                                   ---------
      Total Redeemable Preferred Stock             3,665,900
                                                   ---------
           Total Preferred Stock                  $3,890,900


Financial Statements	Page 6 of 6


Note 4.		Long-term Debt:

        Details on long-term debt at September 30, 1996 are shown below:

                                                September 30,
                                                    1996

Concord Electric Company:
  First Mortgage Bonds:
Series C, 6 3/4%, due January 15, 1998            $1,552,000
Series H, 9.43%, due September 1, 2003             5,850,000
Series I, 8.49%, due October 14, 2024              6,000,000

Exeter & Hampton Electric Company:
  First Mortgage Bonds:
Series E, 6 3/4%, due January 15, 1998              504,000
Series H, 8.50%, due December 15, 2002              910,000
Series J, 9.43%, due September 1, 2003            4,500,000
Series K, 8.49%, due October 14, 2024             9,000,000

Fitchburg Gas and Electric Light Company:
  Promissory Notes:
8.55% Notes due March 31, 2004                   15,000,000
6.75% Notes due November 30, 2023                19,000,000
                                                 ----------
Total                                            62,316,000
Less: Installments due within one year            1,294,000
                                                 ----------
Total Long-term Debt                            $61,022,000



Note 5.

        In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the consolidated financial position as of September 30, 1996; and results of operations for the three and nine months ended September 30, 1996; and a consolidated statement of cash flows for the nine months ended September 30, 1996. Reclassifications of amounts are made periodically to previously issued financial statements to conform with the current year presentation.

        The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.